UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                                  SRKP 5, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                      None
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                                 (CUSIP Number)

                                Thomas J. Poletti
               c/o Kirkpatrick & Lockhart Preston Gates Ellis LLP
                     10100 Santa Monica Boulevard, 7th Floor
                              Los Angeles, CA 90067
                                 (310) 552-5045
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 3, 2007
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   None
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              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                 Thomas J. Poletti
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              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions)                                           (a)
                                                                         (b)
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              3. SEC Use Only
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              4. Source of Funds (See Instructions) (See item 3)          SC
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              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)
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              6. Citizenship or Place of Organization
                 U.S.A.
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Number of          7. Sole Voting Power 0
Shares           ---------------------------------------------------------------
Beneficially       8. Shared Voting Power
Owned by         ---------------------------------------------------------------
Each               9. Sole Dispositive Power 0
Reporting        ---------------------------------------------------------------
Person With       10. Shared Dispositive Power
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             11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
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             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)
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             13. Percent of Class Represented by Amount in Row (11) 0%
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             14. Type of Reporting Person (See Instructions)
                 IN
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

Item 1.  Security and Issuer.

       This Schedule 13D/A relates to the common stock, par value $.0001 per share (the "Common Stock") of SRKP 5, Inc., whose principal executive offices are located at 4737 North Ocean Drive, Suite 207, Lauderdale by the Sea, FL 33308 (the "Issuer").

Item 2. Identity and Background.

(a) The name of the reporting person is Thomas J. Poletti (the "Reporting Person").

(b) The business address of the Reporting Person is c/o Kirkpatrick & Lockhart Preston Gates Ellis LLP, 10100 Santa Monica Boulevard, 7th Floor, Los Angeles, CA 90067.

(c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is an attorney at Kirkpatrick & Lockhart Preston Gates Ellis LLP, 10100 Santa Monica Boulevard, 7th Floor, Los Angeles, CA 90067.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

       The Reporting Person sold 243,000 shares of Common Stock to the Issuer, and the Issuer redeemed such shares of Common Stock for an aggregate price of $2,250.

Item 4.  Purpose of Transaction.

       Not applicable.

Item 5.  Interest in Securities of the Issuer.

      (a)   Not applicable.

      (b)   Not applicable.

      (c) The 243,000 shares of Common Stock reported herein were redeemed by the Issuer effective August 3, 2007.

      (d)   Not applicable.

      (e) On August 3, 2007, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock issued and outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to Be Filed as Exhibits.

         None.

Signature.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  August 10, 2007


                                  /s/ Thomas J. Poletti
                                  --------------------------------------------
                                  Thomas J. Poletti